Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

December 13, 2023

Ms. Ellie Quarles
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisor Managed Portfolios (the “Trust”)
File No: 333-270997; 811-23859
Zevenbergen Growth Fund and Zevenbergen Genea Fund

Dear Ms. Quarles:
This correspondence is being filed in response to comments provided by the staff of the U.S. Securities and Exchange Commission on December 8, 2023, with respect to Post-Effective Amendment No. 3 to the Trust’s registration statement, which was filed on August 18, 2023 to add two new series to the Trust: Zevenbergen Growth Fund and Zevenbergen Genea Fund (together, the “Funds”). The Funds are being registered in order to serve as the surviving funds in “shell reorganizations” with series of another registered investment company, and will not commence a public offering until the completion of the reorganizations. The reorganizations are expected to occur on or about January 19, 2024.
For your convenience, the comments have been reproduced below in bold typeface immediately followed by the Trust’s responses. Where comments relate to or involve language that is repeated or restated in the registration statement, the Trust will make corresponding and consistent changes as appropriate throughout the registration statement.
Statement of Additional Information
Comment 1. Please revise the second sentence under the narrative disclosure related to fundamental investment policy (7) to remove the reference to the “staff,” so the sentence reads “The SEC has stated...constitutes concentration.”
Response: The Trust responds by making the requested revision.
Comment 2. Please revise the disclosure related to fundamental investment policy (7) so that each reference to “industry” also includes an appropriate reference to a “group of industries” in alignment with fundamental policy (7).
Response: The Trust responds by making the requested revisions.
Comment 3. Please include the control persons and principal holders information for the Predecessor Funds as of a specific date no more than 30 days prior to the filing date of the amended registration statement.
Response: The Trust responds by making the requested revision.
If you have any questions or comments concerning this filing, please feel free to contact Rachel Spearo (414-516-1692) or Scott Resnick (626-914-7372) of U.S. Bank Global Fund Services, the Trust’s administrator.
Sincerely,
/s/ Russell Simon
Russell Simon
President
Advisor Managed Portfolios
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